Connexa Sports Technologies Inc.

74 E. Glenwood Ave., #320

Smyrna, DE 19977

March 5, 2025

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias and Jennifer Angelini

Re:	Connexa Sports Technologies Inc. Registration Statement on Form S-3 Filed on January 10, 2025 File No. 333-284188

Ladies and Gentlemen:

By letter dated February 24, 2025 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-3. Set forth below are the Company’s responses to the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 2 to Registration Statement on Form S-3 (the “Registration Statement”) on March 5, 2025, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3 filed February 14, 2025

Executive Compensation of YYEM, page 8

1.	We note your response to prior comment 2. Please revise to additionally provide compensation disclosure that includes YYEM’s principal executive officer or person acting in a similar capacity and two most highly compensated executive officers other than the principal executive officer, or advise. Refer to Item 402(m) of Regulation S- K. In this regard, we note disclosure that appears to indicate Guibao Ji was the sole executive officer of YYEM, serving as YYEM’s chief financial officer for a portion of the year (August 1, 2024, through November 20, 2024). Please revise as appropriate to clarify YYEM’s management for the entire year and provide compensation information accordingly.

Response: We have clarified YYEM’s management for the entire year in the Registration Statement that Hongyu Zhou managed YYEM from February 1, 2024 to January 31, 2025, as the sole director of YYEM and was equivalent to the principal executive officer of YYEM. The compensation information has been provided as well.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Thomas Tarala
Thomas Tarala
Chief Executive Officer